November 4, 2005


Steven R. Lacy, Esq.
Sr. VP, Administration, General Counsel and Secretary
KI Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

	Re:	KI Holdings Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed October 19, 2005
      File No. 333-128250

Dear Mr. Lacy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue prior comment 1. Please note that we will need to review this information prior to the distribution of the preliminary prospectuses. Also note that since the price range triggers a number of disclosure matters, we will need sufficient time to process your amendments once a price range is included. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. We reissue prior comment 2. All exhibits are subject to our review.
Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed.
Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. We reissue prior comment 4. Please update all information in the prospectus to the most recent practicable date. Also include your third quarter financial information when available.

4. We note your response to prior comment 5. Please do not use smaller type in the table on page 82.

Inside Front Cover Page

5. We reissue prior comment 8. Please provide a copy of any inside cover graphics.

Summary, page 1

6. We note your response to prior comment 9. However, disclosure on pages 1-3 of the summary repeats information contained on pages 57-60 of the Business section of the prospectus. The summary should not include a lengthy description of the company`s business. This detailed information is better suited for the body of the prospectus. Please revise.

7. We note your response to prior comment 10. As previously requested, please provide a more balanced business description. For example, where you discuss your net sales, net income and EBITDA for the past
12 months, also disclose this information over the past three years.
In addition, please remove the sections on Industry Overview, Key Competitive Strengths, and Our Business Strategy. However, if you wish to keep the Business Strategy section, we would not object if you also balance by briefly discussing all the risks of implementing your strategy, which also includes the risks relating to your debt and negative net worth. For example, clarify how you expect to reduce your financial leverage by using a portion of the net proceeds from the offering and cash flow from operations in light of the resales by the selling shareholders and your expected dividend issuances.

8. We note your response to prior comment 11. Please include in Annex
A the statements about your competitive position within your industry in the prospectus that relate to each named source. We may have further comments after reviewing your response.

Recent Developments, page 4

9. Please describe the change of control agreements, the aggregate amount of severance payable, and disclose whether this offering will constitute a change of control.
Summary Historical Consolidated Financial Data, page 8, and
Selected
Historical Consolidated Financial Data, page 32

10. We note your response to prior comment 13. However, it is not clear to us how the additional disclosure that you provided adequately addresses the limitations of eliminating interest expense and taxes from a measure used to evaluate operating results. It appears to us that your additional disclosure focuses on cash flows and liquidity.
It appears to us that it may be more appropriate for you to disclose that because you are highly leveraged and operate in jurisdictions that require you to pay taxes, interest expense and taxes are necessary expenses for you to operate and any measure that excludes them has material limitations.

Risk Factors, page 12

11. We note your response to prior comment 14. For the risk factor captioned "We will need to comply with the reporting obligations
....,"
please change the heading to reflect the real risk, which is that the company has deficiencies in its internal controls and may not be able to comply with Section 404 of the Sarbanes-Oxley Act.

12. We reissue prior comment 15. Please avoid language in risk factors like "adversely affected" or "material adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations. See the risk factors captioned:

* "We are subject to extensive environmental laws ...,"
* "Beazer East and Beazer Limited may not continue ...,"
* " Adverse weather conditions ...,"
* "Our strategy to selectively pursue complementary ...,"
* "Litigation against us could be costly ...,"
* "We have a substantial amount of indebtedness ...," and
* "We will need to comply with the reporting obligations of the Exchange Act"

13. We note your response to prior comment 17. Some of the risk factors still contain legalese and the actual risk you are trying to convey does not stand out from the extensive detail you provide. Please revise in more concrete terms, get to the risk as quickly as possible and provide only enough detail to place the risk in context.
See, for example, the risk factors captioned: "Litigation against us could be costly ..." and "We will need to comply with the reporting obligations of the Exchange Act ..."

14. We note your response to prior comment 18. However, we note that some of the risk factors still do not provide the information investors need to assess the magnitude of the risk. For example: quantify potential dilution as a result of the offering; quantify your potential exposure relating to environmental laws and regulations; and clarify the effect on your operations and investors if you default on your debt and are unable to refinance.

Our joint venture agreement for operations in China ..., page 16

15. Please clarify why the joint venture may require additional investment or credit support and quantify any material commitments or obligations to this joint venture other than the cross-guarantee. Also, file the joint venture agreement with Tangshan Iron & Steel Co.
as an exhibit or tell us where it is filed.

Litigation against us could be costly ..., page 17

16. We note the disclosure that was added in response to our prior comment number 18; however, you do not give any indication of the magnitude of the product liability claims. Please disclose the number of plaintiffs. Also disclose how many claimants do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $,"
etc. Please also provide this information in the Business section under Legal Proceedings.

We may incur significant charges ..., page 21

17. We note your discussion in the Business section relating to closures of under performing assets and that you have identified several opportunities available over the next two to three years to further enhance your productivity and profitability. Please provide this disclosure here if you expect to incur significant charges for these additional opportunities.

You may not receive dividends ..., page 22

18. Clarify in the heading and the risk factor that you may not be able to pay dividends because the company has negative net worth.

Forward-Looking Statements, page 26

19. We reissue prior comment 22. Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering. Please delete the reference to the Private Securities Litigation Reform Act of 1995.

Dividend Policy, page 29

20. Please disclose all the omitted information in this section.
Please note that we may have additional substantive comments once you have completed the missing information.

21. If you disclose a proposed dividend rate on your common stock, we believe you should provide investors with adequate information to assess your ability to pay such dividends in the future by disclosing the estimated amount of cash available for dividend payments on a forward-looking basis for the period that coincides with the timing of the expected dividend payments. We would expect such estimates to take into account significant expected cash inflows and outflows from operating, investing and financing activities, including capital expenditures and working capital requirements, during the future period. We would also expect you to discuss the uncertainties in your business and to disclose the assumptions you used in estimating future cash flows. In addition, please provide disclosures that address the extent that expected future dividends may be limited by compliance with restrictive debt covenants or other reasons (such as, state laws). Also, clarify that cash available for dividends will be further reduced in future years when cash interest payments and principal repayments of debt facilities are required, unless they can be refinanced. The discretionary ability of the Board to reduce or eliminate dividends should be emphasized throughout the filing whenever expected dividends are discussed. Alternately, if you do not present estimates of cash available for dividend payments, delete all references to an expected amount of dividends to be paid from the registration statement and any selling materials.

22. In the first paragraph and in the Summary section, you state that the board believes stockholders would be better served if the company distributes as dividends a portion of the cash generated by your business in excess of your expected cash needs rather than retaining it or using the cash for other purposes. However, in MD&A, you disclose that Koppers intends to amend the credit facility to provide additional liquidity in connection with the dividend policy. You also disclose that you primarily used borrowings to fund dividends. Please discuss the board`s policy with respect to using borrowings to pay dividends.

23. We note your response to prior comment 25. However, please describe in detail the restrictions in your indentures and their potential impact on your ability to pay dividends at the rates identified.

24. We note your response to prior comment 26. However, please explain in detail and quantify, if applicable, how your board determined based on a valuation other than book value that the dividends may be paid notwithstanding your negative net worth.

25. We reissue prior comment 27. Clarify whether the board contemplates paying out all excess cash. If not, clarify what the rate is based on. Fully address the potential long-term implications for your business and financial condition arising from paying out cash. We may have additional comments after we review your response.

26. We reissue prior comment 28. Clearly address the potential necessity of using borrowings to fund dividends. Discuss these assumptions and considerations in your Management`s Discussion and Analysis of Financial Condition and Results of Operations as well, to the extent that they represent known material trends, demands, commitments and uncertainties, or are otherwise material to an understanding of your business, results of operations and financial condition.

Dilution, page 31

27. We note your response to prior comment 29. We also note your disclosure on page 78 that prior to the completion of this offering, your board and shareholders will adopt the 2005 Long-Term
Incentive
Plan. Therefore, disclose in this section the shares available for future grant or issuance under your plans.

28. We note your response to prior comment 30. Please revise the last sentence in this section accordingly.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 36

Trend Overview, page 36

29. We note your response to prior comment 31. Please discuss whether the global restructuring in the electrode and aluminum markets and the reduction in utility pole demands are continuing negative trends in your industry. Also discuss any known trends relating to the cost of raw materials. For example, discuss the rising costs of lumber and coal tar and your ability to pass through those costs to customers based on your long term contracts. Also discuss the impact of exchange rates on your net sales.

Results of Operations, page 37

30. We note your response to prior comment 32. Please also expand your discussion under Gross Margin for all periods.

Stock Purchases by Directors/Restricted Stock Grants to Senior
Management, page 46

31. We note your response to prior comment 38. However, please identify the persons to whom the securities were issued.

Our Business Strategy, page 60

32. We note your response to prior comment 40. Please disclose any material restructuring plans. If you expect goodwill to be impaired as a result of any of these plans, please disclose.

Carbon Materials & Chemicals, page 61, and Railroad & Utility
Products, page 65

33. We note your response to prior comment 41. However, please describe your practices relating to warranties. We note your disclosure in the financial statement footnotes that the company accrues for product warranty reserves based on historical loss experience and sales of extended warranties on certain products

Employees and Employee Relations, page 67

34. We note your response to prior comment 43. Please update your disclosure regarding the status of the labor contracts that expire in
2005 and the number of employees affected at each site.

Legal Proceedings, page 69

35. We reissue prior comment 44. For each proceeding, disclose the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties, and quantify the damages sought. See Item 103 of Regulation S-K.

Management, page 71

36. We note your response to prior comment 46; however, the stockholders` agreement contains provisions regarding board members to be nominated to the board and appointment of officers. You also disclose on page 85 that Saratoga is entitled to nominate a majority of the board. Please advise or describe any arrangement or understanding between any executive officer or director and any other person(s) pursuant to which he was or is to be selected as an officer or director.

Executive Compensation, page 75

37. We note your Form 8-K filed October 25th. Describe the change of control agreements, quantify the amount of severance upon a change of control, and include the agreements in the exhibit index.

Principal and Selling Stockholders, page 82

38. We reissue prior comment 49. Disclose whether all the preferred stock will be converted into shares of common stock upon completion of the offering. Since the preferred stock is immediately convertible into common stock, include those shares in the column for common stock and indicate in the footnotes the shares of preferred stock held by
Saratoga.

39. We reissue prior comment 50. Please identify the name of each selling shareholder and include all of the information required by
Item 507 of Regulation S-K.

40. We reissue prior comment 51. Supplementally advise us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

41. We note your response to prior comment 52. Please revise this section to indicate that the selling shareholders may be underwriters with respect to the shares that they are offering for resale. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter.

Shares Eligible for Future Sale, page 91

42. We reissue prior comment 55. Quantify the number of shares that are eligible for future sale under each subheading.

Underwriting, page 96

43. We note your response to prior comment 58. Please confirm, if true, that the versions of UBS Securities LLC`s electronic offering procedures and related communications to be used in this offering do not differ from those reviewed and cleared by our Office of Chief
Counsel staff (OCC) in 2001.

44. We note your response to prior comment 60. Please disclose in the prospectus that the shares purchased as part of the directed share program will not be subject to the lock-up agreement. When available, provide us with copies of the materials that you send to the directed share program participants. Please confirm, if true, that (1) OCC cleared the Program procedures and documentation, and (2) the Program procedures and documentation to be used in this offering do not differ from those reviewed and cleared by OCC.
Consolidated Statements of Cash Flows, page F-21

45. We note your response to prior comment 64. However, it is not clear from your supplemental response how each of the items you listed impacted your statements of operations for the three years presented.
Please supplementally tell us how each of the amounts you identified specifically impacted your statements of operations for each period and tell us where the impact is disclosed in MD&A. In addition, based on the nature of the items you identified, it is not clear to us why you net and present them in a single line item in your statements of cash flows.

Note 1 - Significant Accounting Policies - Revenue Recognition, page
F-25

46. We note your response to prior comment 67. Please supplementally explain to us how your revenue recognition policy for the sale of untreated crossties meets each of the criteria, as provided in SAB Topic 13A3, since it appears to us that delivery to your customer has not occurred. In regard to these arrangements:

* Provide us samples of your contracts to sell untreated crossties and to provide treatment services;
* Clarify your response that "in accordance with the contract terms, tile transfers legally upon delivery of the untreated ties and acceptance by the customer." Tell us who you are referring to regarding title transfer and delivery and tell us when and how customers "accept." If title transfers to your customers upon delivery to you, tell us if and when you take title to untreated crossties;
* Clarify your response that "billing occurs after delivery and acceptance." Tell us who you are referring to regarding delivery and acceptance;
* Explain to us how you determined that the earnings process on the sale of the untreated crossties is complete since it appears to us that you have an additional obligation to perform treatment services on the crossties;
* Explain to us how you determine the amount of revenue you recognize upon the sale of untreated crossties, for the storage of untreated crossties and for the treatment of crossties; and
* Confirm that service revenue does not exceed 10% of total revenue, or separately disclose service revenue and the related costs of service revenue as required by Rule 5-03(1) and (2) of Regulation S-X.

Note 9 - Environmental and Other Matters, page F-12 and Note 8 -
Commitments and Contingencies, page F-42

47. We note your response to prior comment 71. However, limitations under the indemnification agreement have not been clarified to us, notwithstanding that "qualified expenditures under the indemnity are not subject to a monetary limit." In this regard, please clarify what constitutes a qualified expenditure and address other significant limits under the agreement. In addition, provide us additional information regarding the payments you were required to make to amend the indemnity agreement, including the specific terms of the agreement before and after the amendment and how and why amortizing the payments is appropriate.

48. We note your response to prior comment 72. However, it does not appear that this comment has been complied with. To the extent that there is a reasonable possibility that a material loss may have been incurred for each matter, please revise your disclosures to quantify the estimate of the possible loss or range of loss or state that the loss cannot be estimated. See paragraph 10 of SFAS 5, Accounting for
Contingencies for guidance.

Note 9 - Operations by Business Segment, page F-47

49. We note your response to prior comment 74. It appears to us that you aggregate CM&C-US, CM&C-Australia and CM&C-Europe into one reportable segment. Please demonstrate to us how you determined your aggregation complies with the requirements of paragraph 17 of SFAS 131, including similar economic characteristics for each period presented.

Exhibits

50. We reissue prior comment 76. Please file a statement on computation of per share earnings. See Item 601(b)(11) of Regulation
S-K.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dale Welcome at (202) 551-3865 or in his absence, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.
Please contact Brigitte Lippmann at (202) 551-3713 or in her absence,
Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Richard Farley, Esq.
	Cahill Gordon & Reindel LLP
	80 Pine Street
	New York, NY 10005
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Steven R. Lacy, Esq.
KI Holdings Inc.
November 4, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE